DIGIHOST TECHNOLOGY INC.
(the "Corporation")

marrelli Trust Company Limited

Form of Proxy ("Proxy")

Record Date:	June 13, 2022
Control Number:	
Meeting Date:	July 28, 2022
Proxy Deadline:	July 26, 2022
Shares to Vote:	

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The Corporation is holding its Annual General and Special Meeting of shareholders (the "Meeting") on July 28, 2022 , at 10:00 a.m., at the offices of the Corporation's solicitors, Peterson McVicar LLP, located at 18 King Street East, Suite 902, Toronto, Ontario M5C 1C4.

Please vote your shares prior to the Proxy Deadline listed above using one of the following options:

1. Online at www.voteproxy.ca and by registering using your control number provided above;
2. By fax by sending your voting instructions to 416-360-7812 ; or
3. By email by emailing info@marrellitrust.ca; or
4. By returning the completed proxy form via lettermail to Marrelli Trust Company Limited, c/o Marrelli Transfer Services Corp. 82 Richmond Street East, 2nd Fl., Toronto, Ontario M5C 1P1.

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Appointment of Proxy:

The undersigned hereby appoints Michel Amar, Chief Executive Officer and Chairman of the Corporation, whom failing, Alec Amar, President and Director of the Corporation, or Donald Christie, Chief Operating Officer of the Corporation (the "Management Nominees"), or instead of any of them, the following appointee:

Please Print Name of Appointed Proxy

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with voting instructions, if any, provided below. If you wish to attend the Meeting and vote your shares thereat, please print your name in the box provided above.

Resolutions to be approved at the Meeting:

Please see following page for voting instructions

1. Election of Directors

	For	Withhold
(a) Michel Amar	☐	☐
(b) Alec Amar	☐	☐
(c) Adam Rossman	☐	☐
(d) Gerard Rotonda	☐	☐
(e) Zhichao Li	☐	☐

2. Appointment of Auditor — For ☐ Withhold ☐

To appoint Raymond Chabot Grant Thornton LLP, as the auditors of the Corporation for the ensuing financial year and to authorize the directors of the Corporation to fix their remuneration.

3. Stock Option Plan — For ☐ Against ☐

To consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution providing the required annual approval of the Corporation's 10% "rolling" stock option plan.

4. Approval of Restricted Share Unit Plan* — For ☐ Against ☐

To consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution as set forth in the accompanying Circular, to approve the Corporation's restricted share unit plan;

5. Amendment to the Corporation's Share Capital — For ☐ Against ☐

To consider and, if deemed advisable, to pass a special resolution to approve an amendment to the Notice of Articles and Articles of the Corporation to (i) re-designate the subordinate voting shares of the Corporation as "common shares" in the capital of the Corporation; and (ii) delete the proportionate voting shares from the share capital of the Corporation and remove references from the Notice of Articles and Articles and the rights, privileges, restrictions and conditions attaching thereto.

6 Continuance into Ontario — For ☐ Against ☐

To consider, and if thought advisable, pass, with or without variation, a special resolution authorizing the Corporation to make an application for the continuance of the Corporation under the Business Corporations Act (Ontario) (the "OBCA"), which effects the continuance of the Corporation from the British Columbia Business Corporations Act to the OBCA;

7. Amendment to Articles – Registered Office — For ☐ Against ☐

To consider and, if deemed advisable, to pass a special resolution to amend the articles of the Corporation, changing the Province in which the registered office is situated from the Province of British Columbia to the Province of Ontario;

8. Amendment to Articles – Director Authorization to Appoint Interim Additional Directors — For ☐ Against ☐

to consider and, if deemed advisable, to pass with or without variation a special resolution authorizing an amendment to the articles of the Corporation to allow the directors of the Corporation to appoint one or more directors up to a maximum of one third of the number of directors elected at the previous annual meeting of shareholders to hold office for a term expiring not later than the close of the next annual meeting of shareholders, as more particularly described in the Circular; and

This Proxy MUST BE SIGNED. This signed Proxy revokes and supersedes all previously dated and signed proxies.

Signature of Registered Holder	Please Print Name	Date (mm/dd/yyyy)

Proxy Voting Rules and Guidelines

NOTICE AND ACCESS

The Canadian securities regulators have adopted rules which permit the use of notice-and-access for proxy solicitation instead of delivering printed copies of proxy materials to each shareholder. This new process provides the Corporation the ability to post meeting related materials including management information circulars and financial statements and management's discussion and analysis on a website in addition to SEDAR. Under notice-and-access, proxy materials will be available for viewing up to one (1) year from the date of posting and a paper copy of the materials can be requested at any time during this period.

Disclosure regarding each matter or group of matters to be voted on is in the information circular in the section with the same title as each Resolution found on the previous page. You should review the information circular before voting.

Digihost Technology Inc. has elected to utilize notice-and-access and provide you with the following information:

1. Meeting materials are available electronically at
www.sedar.com and also at https://www.marrellitrust.ca/digihost-notice-access/

2. Shareholders with questions about notice-and-access can contact Marrelli Trust, toll-free at 1-844-MTCL-888(682-5888), or by email at info@marrellitrust.ca. Shareholders may also obtain paper copies of the Circular, Financial Statements and MD&A free of charge by contacting the Corporation's Corporate Secretary toll free at 1-888-DSA-CORP(372-2677).

Requests should be received at least five (5) business days in advance of the proxy cut-off date set out in the accompanying proxy or voting instruction form in order to receive the meeting materials in advance of the date of the Meeting.

1. THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION.

2. THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING.

3. If you appoint the Management Nominees to vote your shares, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each Resolution on the previous page. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.

4. This Proxy confers discretionary authority on the person named to vote in his or her discretion with respect to amendments or variations to matters identified in the Notice-and-Access Statement accompanying the Proxy or such other matters which may properly come before the Meeting or any adjournment or postponement thereof.

5. Each securityholder has the right to appoint a person other than the Management Nominees specified herein to represent them at the Meeting or any adjournment or postponement thereof. Such right may be exercised by inserting in the space labeled "Please print appointee name", the name of the person to be appointed, who need not be a securityholder of the Corporation.

6. To be valid, this Proxy must be signed and dated. If the Proxy is not dated, it is deemed to bear the date of its mailing to the securityholders of the Corporation.

7. To be a valid Proxy, this form must be filed using one of the voting instructions provided on Page 1 of this proxy and must be received by Marrelli Trust Company Limited before the Filing Deadline for Proxies, noted on page 1 of this Proxy, or in the case of any adjournment or postponement of the Meeting, not less than 48 business hours before the time of the adjourned or postponed meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his or her discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

8. If the securityholder is a corporation, this Proxy must be executed by an officer or attorney thereof duly authorized, and the securityholder may be required to provide documentation evidencing the signatory's power to sign the Proxy.

9. For further information on the proper execution of the proxies, please visit www.stac.ca. Please refer to the Proxy Protocol.

Request for Financial Statements

In accordance with securities regulations, securityholders may elect to receive paper copies of Annual Financial Statements, Interim Financial Statements and their accompanying Management's Discussion and Analysis (MD&A).

Instead of receiving the financial statements by mail, you may choose to view these documents on SEDAR at www.sedar.com.

If you request physical copies of financial statements of the Corporation, please select one or both of the following and include this page when returning your Proxy to the Corporation:

☐ **Annual Financial Statements with MD&A**

☐ **Interim Financial Statements with MD&A**

If the securityholder requesting physical copies of Annual Financial Statements, Interim Financial Statements, and their accompanying MD&A chooses to vote online, they may call 1-844-682-5888 to lodge their request with the Corporation. If voting by fax, please return this page of the Proxy with your voting instructions.